Aircastle Advisor LLC 300 First Stamford Place 5TH Floor Stamford, CT 06902 Tel: 203-504-1020 Fax: 203-504-1021

BY HAND AND BY EDGAR

January 4, 2012

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

RE:	Aircastle Limited
Form 10-K for the Year Ended December 31, 2010
Filed March 10, 2011
Form 10-Q for the Period Ended September 30, 2011
Filed November 8, 2011
File No. 1-32959

Dear Mr. Decker:

Aircastle Limited, a Bermuda company (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) set forth in the Staff’s letter dated December 15, 2011 (the “Comment Letter”) in relation to the above-referenced Form 10-K and Form 10-Q.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K or Form 10-Q, as the case may be.

Form 10-K for the Year Ended December 31, 2010

Selected Financial Data, page 41

Management’s Use of Adjusted Net Income and Adjusted Net Income plus…, page 83

1.	On pages 42 and 83, you disclose that adjusted net income plus depreciation and amortization (ANIDA) provides investors with an additional metric to enhance their understanding of the factors and trends affecting your ongoing cash earnings from which capital investments are made, debt is serviced, and dividends are paid. Please enhance your disclosure to provide the following in future filings:

•	It appears that you present ANIDA as a liquidity measure. If so, please identify ANIDA as a non-GAAP liquidity measure and provide a reconciliation of ANIDA to cash flows

Aircastle Limited

January 4, 2012

from operations. Otherwise, please revise your disclosures in future filings to eliminate references that imply ANIDA is a liquidity measure. Please refer to Item 10(e)(1) of Regulation S-K;

•

On page 85, you present ANIDA per share - basic and diluted. Since it appears that you use ANIDA as a liquidity measure, please remove your ANIDA per share information in future filings. Refer to Compliance and Disclosures Interpretation 102.05 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm; and

•

In your Form 8-K filed on November 8, 2011, your earnings release also presents the non-GAAP financial measures of ANIDA and ANIDA per share. Please address our concerns as set forth in the above bullets as it relates to the presentation of these non-GAAP financial measures in your future earnings releases as well.

The Company respectfully advises the Staff that the Company is in the process of reviewing its non-GAAP metrics, and that it will either: (a) prospectively identify ANIDA as a liquidity measure and provide an appropriate reconciliation to cash flow from operations and that it will eliminate ANIDA per share amounts from future filings and earnings release materials, or (b) will prospectively remove all references that imply ANIDA is a liquidity measure.

Management’s Discussion and Analysis of Financial Condition and Results…, page 44

Liquidity and Capital Resources, page 65

2.	On page 15, you disclose that the provisions of your securitizations, term financings, ECA term financings and your senior notes require you to comply with one or more of loan to value, debt service coverage, minimum net worth, interest coverage ratios or tests and other covenants. Please confirm whether you were in compliance with all of your debt covenants at December 31, 2010. In future filings, please disclose whether you are in compliance at each reporting date and disclose the specific terms of any material debt covenants with any required ratios. Please also disclose in future filings the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

The Company respectfully advises the Staff that the Company was in compliance with all of its debt covenants at December 31, 2010 and that the Company will disclose in future periodic report filings whether it is in compliance with its debt covenants. The Company respectfully advises the Staff that the Company discloses the specific terms of its material debt covenants in its periodic report filings and will continue to do so in future periodic report filings. If the Company determines that it is reasonably likely that it will not be able to meet any debt covenants, it will disclose the actual ratios for such covenants as of the relevant reporting date along with specific computations used to arrive at the actual ratios and, if relevant,

Aircastle Limited

January 4, 2012

reconciliations to US GAAP amounts. As disclosed on page 45 in our Form 10-Q for the period ended September 30, 2011, we were in compliance with all debt covenants as of September 30, 2011. We will continue to make this disclosure in future filings.

Financial Statements

Consolidated Statements of Cash Flows, page F-5

3.	On page F-8, you indicate that restricted cash and cash equivalents consists primarily of maintenance deposits and security deposits received from lessees pursuant to the terms of various lease agreements and rent collections held in lockbox accounts pursuant to your financings. On your statements of cash flows, you show the change in your restricted cash and cash equivalents within cash flows from operations. Please quantify the amount of restricted cash and cash equivalents related to maintenance deposits, security deposits and rent collections held in lock box accounts as of each balance sheet date and the resulting impact of changes in each of these balances that are reflected in cash flows from operating activities. Please address the appropriateness of including the change in each of these balances within your cash flows from operations. Your response should address the fact that you reflect maintenance payments and security deposits received and returned as well as your debt financing activities within cash flows from financing activities. Please cite the accounting literature used to support your conclusion.

The Company respectfully advises the Staff that restricted cash and cash equivalents represents cash and cash equivalents from operating lease rentals, maintenance payments and security deposits that are restricted based upon certain financing requirements.

The predominant cash inflows into the restricted cash and cash equivalent accounts are operating lease rentals. For both the years ended December 31, 2009 and 2010, approximately 73% of cash inflows into the restricted cash and cash equivalents accounts consisted of operating lease rentals. We classified the changes in restricted cash and cash equivalents within cash flow from operating activities based on the fact that the predominant source of cash flows in our restricted accounts is operating lease rentals that are directly related to the operations of our business.

In reaching this conclusion we considered Accounting Standard Codification (“ASC”) 230-10-45-22, More than One Class of Cash Flows, which says “certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.” We also considered the remarks at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, where the SEC staff stated that registrants must analyze the nature of the activity and the predominant source of the related cash flows. The SEC staff discussed changes in restricted cash as an area in which more than one cash flow classification might be appropriate depending on the nature of the restriction. The SEC stated that in some situations classification as an operating activity could be supported when the purpose of the restriction on cash is directly related to the operations of an entity’s business. In considering the appropriate classification of changes in restricted cash

Aircastle Limited

January 4, 2012

and cash equivalents, we considered the guidance in ASC 230-10-45-22 “which shall depend upon the activity that is likely to be the predominant source of cash flows for the item.”

Based upon the guidance in ASC 230-10-45-22 and the SEC Staff’s views mentioned above we determined that the changes in restricted cash and cash equivalents are properly reflected within cash flows from operations as the predominant source of cash flows is cash inflows from lessee rentals that are directly related to the revenue producing operations of our business.

We have considered the guidance in ASC 230-10-45-14, Cash Flows from Financing Activities, and do not believe that restricted cash and cash equivalents that we receive from our customers under our operating leases relate to financing activities. As discussed above, we considered the predominant source of the related cash flows and the SEC Staff’s comments regarding the classification of restricted cash could be supported when the nature of the restriction on cash is directly related to the operations of an entity’s business. The predominant cash inflow into restricted cash and cash equivalents is lessee rentals which are directly related to the operations of our leasing business.

For the majority of our financings that restrict cash, cash is fungible once collected and available for operating activities undertaken by the financing vehicle within which the restricted accounts are required. For the years ended December 31, 2009 and 2010, approximately 12% and 16%, respectively, of cash inflows into the restricted cash and cash equivalents consisted of maintenance payments received from lessees under operating leases. For the year ended December 31, 2009 and 2010, approximately 65% and 66%, respectively, of these maintenance payment cash inflows into the restricted cash and cash equivalents were fungible and available for operating activities.

When a lessee pays maintenance payments that are deposited into a restricted cash account, the Company reflects an operating cash outflow under “Restricted cash and cash equivalents” (similar to the receipt of operating lease rentals) and the change in the maintenance liability account as a financing cash inflow under “Maintenance deposits received.” As discussed above, the majority of maintenance cash inflows are fungible and available for operating activities. The Company reflects the use of the fungible maintenance cash in operating activities as an operating inflow under “Restricted cash and cash equivalents.” The Company believes it is appropriate to include all of the changes in restricted cash and cash equivalents under operating activities because the source of the cash inflows is predominantly operating lease rentals, the majority of maintenance payments cash inflows are fungible and available for operating activities and the nature of the restriction on cash is directly related to the revenue producing operations of our business.

Aircastle Limited

January 4, 2012

The estimated allocation of the restricted cash and cash equivalents balances at December 31, 2009 and 2010 by source are shown below:

(Dollars in thousands)	December 31, 2009	December 31, 2010
Operating lease rentals	$39,584	$41,748
Operating cash	34,950	22,641
Maintenance payments	62,569	68,946
Security deposits	70,731	57,717

Total restricted cash and cash equivalents	$207,834	$191,052

The estimated allocated change in restricted cash and cash equivalents for the year ended December 31, 2010 by source is shown below:

(Dollars in thousands)	Year Ended December 31, 2010
Operating lease rentals	$(2,164)
Operating cash	12,309
Maintenance payments	(6,377)
Security deposits	13,014

Total change in restricted cash and cash equivalents	$16,782

The change in restricted cash and cash equivalents for the year ended December 31, 2010 was 4.5% of cash flows from operating activities. In comparison, the predominant cash inflows into the restricted cash and cash equivalents accounts were operating lease rentals which directly relate to the revenue producing aspects of our business and the operations of our business.

Based on the Staff’s comments, we will enhance our disclosure of the cash flow presentation of the changes in restricted cash and cash equivalents in our summary of significant accounting policies in our 2011 Annual Report on Form 10-K as follows (changes underlined):

“Cash and Cash Equivalents and Restricted Cash and Cash Equivalents

Aircastle considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Restricted cash and cash equivalents consists primarily of rent collections, maintenance deposits and security deposits received from lessees pursuant to the terms of various lease agreements held in lockbox accounts in accordance with our financings. Changes in restricted cash and cash equivalents are reflected within operating activities of our consolidated statements of cash flows as the predominant cash inflow is rent collections for use in our operations.

Virtually all of our cash and cash equivalents and restricted cash and cash equivalents are held by four major financial institutions”

4.	With reference to the maintenance revenues reflected on your statements of income as well as the maintenance and security deposit cash flow activity reflected within cash flows from

Aircastle Limited

January 4, 2012

financing activities, please tell us how you determined the adjustment of security deposits and maintenance payments included in earnings.

The Company respectfully advises the Staff that the adjustment of maintenance payments and security deposits reflected within cash flows from operating activities represents the non-cash amount of maintenance payments and security deposits recorded in net income that is required to be adjusted in order to reconcile net income to net cash provided by operating activities.

Cash maintenance payments received during the term of a lease are reflected in cash flows from financing activities. At lease end, amounts we determine that we will not be required to return to the lessee, and therefore relieve us from the previously recorded maintenance liability, are reported as maintenance revenue and are non-cash amounts.

Cash security deposits received from customers under lease contracts are reflected as cash from financing activities. The Company from time to time will apply a security deposit to satisfy a lessee’s obligations under a lease contract, which may be lease rentals, maintenance payments or other obligations. This application of a security deposit is non-cash.

Form 10-Q for the Period Ended September 30, 2011

General

5.	Please address the above comments in your future interim filings as well, as applicable.

Where a Comment requests additional disclosures or other revisions to be made, we will include these in future filings, including our interim filings, if applicable.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 203-504-1020 should you require further information or have any questions.

Very truly yours,

/s/ Michael J. Inglese

Michael J. Inglese

Chief Financial Officer

Aircastle Limited